

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2019

Valentin Stalowir
Chief Executive Officer
REED'S, INC.
201 Merritt 7 Corporate Park
Norwalk, Connecticut 06851

>   **Re: REED'S, INC.**
>   **Registration Statement on Form S-3**
>   **Filed December 31, 2018**
>   **File No. 333-229105**

Dear Mr. Stalowir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald Alper at 202-551-3329 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Beverages, Apparel and
>   Mining

cc: Ruba Qashu